Date and Time: February 1, 2010 02:12 PM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 1, 2010 02:11 PM Pacific Time Incorporation Number: BC0304095 Recognition Date: Incorporated on February 4, 1986

NOTICE OF ARTICLES
Name of Company:
LEADING BRANDS, INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
10TH FLOOR, 595 HOWE STREET	10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5	VANCOUVER BC V6C 2T5
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
10TH FLOOR, 595 HOWE STREET	10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5	VANCOUVER BC V6C 2T5
CANADA	CANADA

BC0304095 Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
MERRIMAN, JONATHAN

Mailing Address:	Delivery Address:
600 CALIFORNIA STREET	600 CALIFORNIA STREET
9TH FLOOR	9TH FLOOR
SAN FRANCISCO CA 94108	SAN FRANCISCO CA 94108
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
MCRAE, RALPH D

Mailing Address:	Delivery Address:
SUITE 1800	SUITE 1800
1500 W. GEORGIA STREET	1500 W. GEORGIA STREET
VANCOUVER BC V6G 2Z6	VANCOUVER BC V6G 2Z6
CANADA	CANADA

Last Name, First Name, Middle Name:
GAGLARDI, THOMAS ROBERT

Mailing Address:	Delivery Address:
SUITE 310	SUITE 310
1755 W. BROADWAY	1755 W. BROADWAY
VANCOUVER BC V6J 4S5	VANCOUVER BC V6J 4S5
CANADA	CANADA

Last Name, First Name, Middle Name:
FANE, STEPHEN K

Mailing Address:	Delivery Address:
1238 TECUMSEH AVENUE	1238 TECUMSEH AVENUE
VANCOUVER BC V6H 1T2	VANCOUVER BC V6H 1T2
CANADA	CANADA

Last Name, First Name, Middle Name:
Corbett, James E

Mailing Address:	Delivery Address:
332 EAST ESPLANADE	332 EAST ESPLANADE
NORTH VANCOUVER BC V7L 1A4	NORTH VANCOUVER BC V7L 1A4
CANADA	CANADA

Last Name, First Name, Middle Name:
Eddy, Darryl

Mailing Address:	Delivery Address:
333 SEYMOUR ST.	333 SEYMOUR ST.
SUITE 780	SUITE 780
VANCOUVER BC V6B 5A6	VANCOUVER BC V6B 5A6
CANADA	CANADA

BC0304095 Page: 2 of 3

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

RESOLUTION DATES:
Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:
November 14, 2008
November 14, 2008

AUTHORIZED SHARE STRUCTURE
1. 500,000,000 Common Shares		Without Par Value

Without Special Rights or Restrictions attached

2. 20,000,000 Preferred Shares		Without Par Value

With Special Rights or
Restrictions attached

1.	Series A Preferred	Special Rights or Restrictions are attached

2.	Series B Preferred	Special Rights or Restrictions are attached

3.	Series C Preferred	Special Rights or Restrictions are attached

4.	Series D Preferred	Special Rights or Restrictions are attached

5.	Series E Preferred	Special Rights or Restrictions are attached

BC0304095 Page: 3 of 3